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                                                             OMB APPROVAL
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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                              (Amendment No. ______)*

                         COMTECH TELECOMMUNICATIONS CORP.
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                                 (Name of Issuer)

                        Common Stock of Par .10 per Share
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                    205826 100
                     ----------------------------------------
                                   (CUSIP Number)


   Gail Segui   63 Oser Ave., Hauppauge, New York 11788      (516) 435-4646
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                  October 2, 1990
                     ----------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

[CUSIP No.   205826 100    ]                                 Page 1  of 3  Pages

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1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Fred Kornberg    ###-##-####
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) [_]

                                                                         (b) [_]
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3  SEC USE ONLY

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4  SOURCE OF FUNDS*

   PF
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(E)                                                              [_]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.
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                     7  SOLE VOTING POWER

                        367,265 Shares (includes right to acquire 72,000)
 NUMBER OF          ------------------------------------------------------------
  SHARES             8  SHARED VOTING POWER
BENEFICIALLY
 OWNED BY           ------------------------------------------------------------
   EACH              9  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                367,265 (includes right to acquire 72,000)
   WITH             ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    367,265 Shares (Includes right to acquire 72,000)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                                 SCHEDULE 13D

ITEM 1. Security and Issuer

        Common Stock of Par .10 Per Share of Comtech Telecommunications
        Corp.

President & Chief Exec. Officer         Fred Kornberg           Syosset, NY
V.P. Finance, Treas. & Secy.            Gerard R. Nocita        Patchogue, NY
Vice President                          Michael Javits          Farmingdale, NY


Item 2. Identity and Background

(a)  Fred Kornberg
(b)  63 Oser Ave., Hauppauge, NY 11788
(c)  President & Chief Executive Officer
     Comtech Telecommunications Corp., Hauppauge, NY
(d)  None
(e)  None
(f)  United States Citizen


Item 3. Source and Amount of Funds or Other Consideration

Pesonal Funds $12,950


Item 4. Purpose of Transaction

Hold acquired shares for investment purposes.

(a)  Has options pursuant to an employment agreement
(b)  None
(c)  None
(d)  None
(e)  None
(f)  None
(g)  None
(h)  None
(i)  None
(j)  None

                                 SCHEDULE 13D
                                  (continued)


Item 5. Interest in Securities of the Issuer

(a)  See page 2 of cover page
(b)  See page 2 of cover page
(c)  None
(d)  None
(e)  Not Applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Mr. Kornberg has an incentive stock option agreement that provides for the granting of options to purchase an aggregate of 120,000 shares of the Common Stock of the Company, $ .10 par value at the purchase price of $ .50 per share subject to certain terms and conditions. See exhibit entitled "Incentive Stock Option Agreement" provided in compliance with Item 7.

     Mr. Kornberg also has an employment agreement which entitles him to receive a percentage of the Company's pretax income subject to certain conditions. See exhibit entitled "Employment Agreement" provided in compliance with Item 7.


Item 7. Material to be Filed as Exhibits

See exhibits entitled "Incentive Stock Option Agreement" and "Employment Agreement".

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


       2/20/91                                 /s/ Fred Kornberg
--------------------                   -------------------------------
        Date                                      Signature


                                           Fred Kornberg, President
                                       -------------------------------
                                                  Name/Title



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